Addressing Ashland's Inaccurate and Misleading Claims

CRUISER CAPITAL ADVISORS

January 17, 2019

http://ElevateAshland.com/

Ashland's Diligent and Robust Board Nominee Selection Process

- Ashland seriously considers input from sharehol[...]unced understanding with Neuberger Berman to add[...] other
- [...]o continu[...]ers to [...]ile and sh[...]
- [...]n, has bee[...]
- [...]s is marke[...] companies recruit
- Russell Reynolds conducts an evaluation of ea[...] interview, and provides feedback and recomm[...]
- Ashland's Governance and Nominating Comm[...]ck and recommendations in detail
- If skill set and fit of a nominee is considered po[...]rsued directly with select board members and Ashla[...]

Ashland wants to distract investors by trying to make this about Cruiser, which it has never been. This election is about making Ashland better

If this review process was so "Robust" and "thorough" then why has Ashland replaced the chair of its Gov. & Nom. Committee (Brendan Cummins) who supervised the process? Ashland removed 3/5s of the committee due to stockholder pressure. Ashland has shown blatant disregard for stockholder rights and continues to practice poor corporate governance

This process is the Ashland board's standard practice for reviewing potential candidates and is same process that led to appointment of Jerome Peribere, one of the candidates recommended by Cruiser, last year. This is also the same process used for the addition of Craig Rogerson this year, a director also recommended by several shareholders

Public Company Board Experience of Cruiser Nominees Significantly Trails the Ashland Directors They Aim to Replace



The blatant misinformation on this slide proves the point that Ashland pursued a perfunctory review process of the Stockholder Nominees
urrent Publicly Traded Boards[1]
$1.3
$1.2
$0.9
n/a[2]
Ward
Dempsey
Wulfsohn
Cummins
Allen A. Spizzo
Pat Gottschalk
Carol S. Eicher
William H. Joyce
Diversity of Public Board Experience (# of Boards Current + Prior)
6
4
4
2
2
3
1
1
2
n/a[2]
10
William G. Dempsey
William A. Wulfsohn
Michael J. Ward
Brendan M. Cummins
Allen A. Spizzo
Pat Gottschalk
Carol S. Eicher
William H. Joyce
Cumulative Years of Public Board Experience[3]
Dr. Joyce is certainly eligible to be elected by stockholders
Why is this relevant? Blatantly misleading and self-serving
Bill Joyce currently serves on Hexion Board which is a public SEC reporting company
Ward
Dempsey
Wulfsohn
Brendan M. Cummins
Carol S. Eicher
Allen A. Spizzo
Targeted Ashland Director
Cruiser Nominee

Note: Dollars in billions

Source: FactSet and Bloomberg as of December 31, 2018

[1] Market capitalizations as of December 31, 2018. Excludes companies no longer trading as of December 31, 2018

[2] Excluding prior public board service of Dr. William H. Joyce, who is 83 years old, which is more than 10 years older than the board's mandatory retirement age. According to Ashland's by-laws, his age makes him ineligible for the board

[3] Reflects cumulative years of serving on public boards, accounting for years where directors served on multiple boards

Cruiser's Recent Pattern of Unconstructive Engagement

This is a hollow argument. Cruiser is not running for the Board. Experienced, motivated, stockholder aligned executives are nominated. In addition to putting Jerome Peribere on the Ashland Board, Cruiser has repeatedly requested that Ashland Management constructively engage with knowledgeable stockholders Joyce and Spizzo to hear their new ideas. Unexplainably seven months later they continue to use twisted maneuvers to not genuinely engage.

In 2018, most calls were dedicated to asking why the company would not meet with Bill Joyce

d **no new actionable ideas** since the
's multiple claims of having such ideas and multiple discussions and ensuing

In 2017 most calls related to Jerome Peribere joining the board.
At two 2017 meetings, Wulfsohn committed to Cruiser to present to the ASH Board.

er (5 conference calls and 3 face-to-face

er (13 conference calls, 1 fac
stor Day)

r Wulfsohn, and Governance
Cruiser's nominees (Dr. Bill Joy
nins evaluated their feedback
eas they may have towards im

Of these three 2018 meetings, two were used to discuss operations, and one Ashland was asked "why are you not meeting with stockholder Allen Spizzo?"

nconstructive and highly distractive engagement with Ashla
cting and unnecessary proxy challenge

8 Cruiser took the unusual step of **voluntarily filing a 13D trigg**
pite only a ~2.3% ownership position in Ashland's stock, well below the 5%
equires such filing

y reviewed the Cruiser nominees

employed last ... e, a Cruiser
the Board re-...

nimously deci... sufficient new
ations to Ashl...

This filing was made in part because Ashland inexplicably withdrew its commitment for Cruiser to address Ashland's board and refused to meet or speak with Cruiser from February through May.

The December 21st "meeting"- another example of ASH not engaging

allen spi
To:Bill Wulfsohn
Cc:Dr. William H. Joyce,Brendan M Cummins Dec 22 at 12:47 PM Bill,

Thank you for your note and the discussions yesterday with Brendan and yourself.

Dr. Joyce and I certainly look forward to meeting in person with you and your team. As we indicated on our call, I am certain that our combined efforts would serve Ashland stakeholders very well. And, I am sure we can find a January date that works.

However, I think it best if you could provide us greater clarity about your intentions regarding the Board slate.

We think it would be difficult at this juncture to have truly productive conversations without settling the Board issues in advance. As we discussed, significant information will need to be shared in both directions.

We look forward to hearing from you.

Thank you again and happy holidays,
Allen

>>
>> * Bill Wulfsohn
>> To:allen spi
>> Cc:Dr. William H. Joyce,Brendan M Cummins Dec 21 at 2:57 PM Bill and
>> Allen,
>>
>> Thank you for speaking with me and Brendan this morning and for sharing a high level overview of your thoughts. During the call, you suggested that a more detailed discussion would be best done in person. Accordingly, would you be open and available to meet in early January?
>>
>> Thank you again and best regards,

How are attempts to have constructive settlement discussions unconstructive? The Company has yet to respond to this email 26 days later and now past "early January"

Prior to formally submitting Director Nominations (October 2018) Cruiser told the Company that it hoped to worked collaboratively and constructively to replace retiring Director Barry Perry – just as we had done with Jerome Peribere

Cruiser's ~~Recent Pattern of Unconstructive~~ Engagement **Many Attempts at**

- Cruiser has presented **no new actionable ideas** since the board's appointment of Mr. Peribere last year, despite Cruiser's multiple claims of having such ideas and multiple discussions and ensuing requests from Ashland for such ideas
  - In 2018, Ashland had 8 interactions with Cruiser (5 conference calls and 3 face-to-face meetings at investor conferences)
  - In 2017, Ashland had 15 interactions with Cruiser (13 conference calls, 1 face-to-face at an investor conference, 1 interaction at the Investor Day)
- Ashland's Chairman and Chief Executive Officer, Mr. Wulfsohn, and Governance and Nominating Committee Chair, Mr. Cummins, spoke with two of Cruiser's nominees (Dr. Bill Joyce and Allen Spizzo) on December 21, 2018. Mr. Wulfsohn and Mr. Cummins evaluated their feedback and have offered to meet again with them to learn of any specific ideas they may have towards improving the business
- Following a year of unconstructive and highly distractive engagement with Ashland, Cruiser is now engaging in a distracting and unnecessary proxy challenge
  - On July 23, 2018 Cruiser took the unusual step of **voluntarily filing a 13D triggering public disclosure**, despite only a ~2.3% ownership position in Ashland's stock, well below the 5% threshold that requires such filing
- The board objectively reviewed the Cruiser nominees
  - Same process employed last year when the Company added Jerome Peribere, a Cruiser nominee, who the Board re-nominated this year
  - The board **unanimously decided that this year's Cruiser's nominees do not add sufficient new skills or qualifications to Ashland's board**

We were told that a vacancy on the Board would not be the case this year and we would have to submit our directors through the formal process. The Nominees would be evaluated through a robust process – the Board decided against our candidates without anyone from the Company or Board speaking with them

Unprecedented Removal of CEO from Board

Simply false statement

- Despite Ashland's progress and willingness to engage with shareholders, Cruiser has targeted CEO Bill Wulfsohn for removal from the board

- The **overwhelming majority of CEOs of public companies are members of the board**, consistent with **basic corporate governance principles**

  - **100%** of CEOs of proxy peers[1] are mem
  - **100%** of CEOs of S&P 400 Chemicals c
  - **95%** of CEOs of S&P 400 companies[3] a

1) None, 0% of these companies overtly deprive their shareholders of the right to vote for their directors
2) None of these companies promote knowingly false TSR claims
3) None of these companies refuse to constructively engage with knowledgeable stockholders like Bill Joyce for over seven months

- **To the contrary, it is clear the Company would be better served with a separate Chairman and CEO** ...arc ...r vo

- Demonstrates Cruiser does not understand how effective boards operate

[1] See Appendix for a list of the proxy peers
[2] S&P 400 Chemicals index consists of 11 chemicals companies in the S&P 400 index. See Appendix for a list of the companies
[3] Excludes 3 companies that lack CEOs either due to resignation or other unusual circumstances

Cruiser's Nominees are Not Additive to Ashland's Board

- All four of Cruiser's nominees bring **duplicative experiences** in the chemical and pharmaceutical industry, and they do not offer the extended expertise that Ashland board members have
  - **Dr. William H. Joyce has not had experience as a public company CEO since December** 2007
  - **Allen A. Spizzo has not had experience as a public company CFO in over 10 years**, since his tenure at Hercules ended November 2008. During his tenure at Hercules, **he reported to Hercules CEO and current Ashland director nominee Craig A. Rogerson**
- **Dr. William H. Joyce** is 83 years old, **more than 10 years older than the board's mandatory**

How would Ashland know? They never met or spoke directly to any of the nominees, and never asked them how they could help the Company & stockholders

Three of the Nominees have been CEOs of chemical companies and all four have held C-Suite roles

Dr. Joyce is arguably the most successful chemical CEO ever. 50% of Ashland's independent directors have never been CEOs

Joyce currently oversees R&D budgets that are greater than Ashland's total EBITDA

...new experience or skillsets to Ashland's board, ...s not offered any constructive ideas that would create additional value for Ashland shareholders since its suggestion of Mr. Peribere as a board candidate

Cruiser Seeks to Remove Directors with Valuable Skills

Willam A. Wulfsohn



Ashland always solving — Chairman and Chief Executive Officer

CARPENTER — Former President and Chief Executive Officer

PolyOne — Director and Member of Compensation Committee

In the process of trying to avoid engaging in legitimate discussions, Ashland has violated the most basic tenets of good corporate governance. If Ashland's mistreating of stockholders like Bill Joyce and Allen Spizzo, who have tried to meet with the management team to share new ideas since July 16, 2018, is a valuable skill, then we accept this criticism



Committees

- ✓ Audit
- ✓ Environmental, Health, Safety, and Quality

Former Head of Gov. & Nom.

Mr. Cummins appears to have violated his fiduciary duty as chair of Gov. & Nom. Committee and was removed by Ashland itself from that role. Why does he deserve any stockholder's vote?



Committees

- ✓ Governance and Nominating
- ✓ Compensation

Ashland has now told its stockholders Michael Ward will be removed after the vote and replaced by an unknown, unidentified person. Mr. Ward has been paid $3.5mm by Ashland and is effectively an insider. How can any fiduciary cast a vote for Mr. Ward?

In an attempt to destabilize Ashland's board, Cruiser is targeting dire… and committee responsibilities

[1] Michael J. Ward has indicated he will retire from the board following the appointment of the first new independent director, wh… place after the 2019 Annual Meeting

Chairman & CEO has been paid $43mm despite failing to grow ASI over the past 4 years

Ashland's Performance-Based Compensation Practices

- The Compensati tee of Ashland's boa considers the most effective ways to motivate and incentivize m t to accomplish sp egic goals
- Objective, tailored m challenging ce targets are chosen annually to align Ashland's compensation progran ategic p ffectively align the interests of management with shareholders
    - In 2018, selected Adju e cash flow as annual metrics to focus management on profitability and the op n flow and added a cost reduction modifier to the annual metrics for certain senior 9 to focus management on costs and overhead
- Half of executive equity award ng-term profitability and will be forfeited entirely unless Ashland meets meaningful EPS growth
    - As an additional ba eld odifier applies so the equity management receives may be modified based o s perfo lative to the S&P 500
- The interests of each s current bo bers are closely aligned with the shareholders. Together, the indep embers of the A ~~rd beneficially own~~ HAS BEEN PAID more than 280,000 shares of Ashland common
- All of Ashland's ation plans are designed a pay-for-performance culture and grant a high percentage mpensation; in fiscal 2018, EO's total direct compensation was 68% performance-based
    - Believe emphasis on a pay-for-performance culture has guided performance – **Ashland's TSR of 60% has outperformed the S&P 400's TSR of 34% over the last five years[2]**

Ashland's compensation committee has designed a compensation program to drive shareholder value – and it is working

Outperformance driven by public pressure from stockholders-beginning in November 2017

...Outperforming the Market and Proxy Peers Since the Valvoline Spin Completion...

Indexed Share Price Performance Since Valvoline Spin Completion



200%
180%
160%
140%
120%
100%
80%
60%
March 20, 2018: Ashland announced it will explore strategic alternatives for Composites and the BDO manufacturing facility in Marl, Germany
May 1, 2018: Ashland announced a program to eliminate a total of $120 million of existing corporate and Specialty Ingredients SG&A expenses
July 23, 2018: Cruiser Capital files first 13D for Ashland, disclosing a 2.3% stake, with statement that Cruiser felt the stock is undervalued and areas to maximize shareholder value
November 15, 2018: Ashland announced a definitive agreement to sell Composites and the Marl BDO facility to INEOS Enterprises for $1.1 billion
19%
(3%)
(9%)
(17%)
Since Spin Completion (5/12/17)
Sep-17
Jan-18
May-18
Aug-18
Dec-18
Ashland
Proxy Peers[1]
S&P 400
S&P 400 Chemicals[2]

6.1% operating income margin for a specialty business - LOTS of room for operational improvement . . .

Strong Top Line Growth and Margin Improvement Since Valvoline Spin



Sales
$3,260
$3,566
$3,743
15% Growth²
FY 2017
LTM 3/31/18
FY 2018
Operating Income Margin
4.5%
5.9%
6.1%
+160 bps
FY 2017
LTM 3/31/18
FY 2018
Adjusted EBITDA Margin¹
17.5%
17.9%
18.2%
+70 bps
FY 2017
LTM 3/31/18
FY 2018

Strong financial performance under board and management team has led to significant growth and margin expansion since Valvoline separation

Failed succession planning & multiple attempts to deny stockholders the right to vote for their directors

Corporate Governance Highlights

Independent Leadership & Oversight	▪ Ashland is governed by 11-member board of directors, 10 of whom are independent directors under NYSE guidelines ▪ The average tenure of board is ~6 years ▪ Mandatory [illegible] ment at age 72
Continued Focus on Board Refreshment	▪ Ongoing proc [illegible] nd strengthen board com [illegible] areholder input: ▪ Jerome Pe [illegible] ed to the board last y [illegible] ecommendation from Cruiser Capital; Jerome is the third dire [illegible] een added based [illegible] der recommendation in the last 5 years ▪ The board ann [illegible] dition of Craig [illegible] e slate of nominees for election at the 2019 Annual Meeting. The ad [illegible] gerson foll [illegible] dialogue with several major shareholders following request for input o [illegible] or ▪ The recent announc [illegible] ify [illegible] in consultation with Neuberger Berman and with input from other shareholde [illegible] commitment to shareholder engagement ▪ Following appointment [illegible] r directors, 8 of Ashland's independent directors will have been added to board sinc [illegible]
Structured to Empower Shareholder Rights	▪ Annual election of directors ▪ Majority voting standard (plurality [illegible] tandard only in contested elections) ▪ Shareholders have ability to ca [illegible] ▪ No poison pill in place
Recent Governance Enhancements	▪ Jay V. Ihlenfeld, current [illegible] r, wi [illegible] d lead independent director, following the recently announced retirement [illegible] y ▪ Mark C. Rohr, current [illegible] e appointed [illegible] overnance & Nominating Committee ▪ Kathleen Wilson-Th [illegible] t director, will b [illegible] hair of the Compensation Committee ▪ Corporate gover [illegible] es have been ame [illegible] e rotation of Committee chairs for Compensation and Governan [illegible] g Committees every 4 [illegible] ▪ LTIPP awards [illegible] 2019 and subsequent yea [illegible] d based on achievement of performance goals linked [illegible] apital metric (among other pe [illegible] s) ▪ Scope of [illegible] ee was expanded to specifically i [illegible] allocation
Sustainability	▪ Dedica [illegible] engaged EH&S committee
ISS Quality Score	▪ ISS governance score of "1" as of January 1, 2019 (a decile score of "1" indicates lower governance risk, while a "10" indicates higher governance risk)

If the Gov. & Nom. Committee did such a great job- why has Ashland effectively disbanded the Committee? Committee Chair has been removed and retiring Barry Perry & Mike Ward

Returns have underperformed under current CEO & Chairman (even with impossible assumptions)

…Delivering Best-in-Class Shareholder Returns…

Impossible to have achieved return figures

Total Return Summary

	CEO Tenure 12/31/14	Last 1 Year (12/31/17)	Since VVV Spin Completion (5/12/17)	Last 3 Years (12/31/15)	Last 5 Years (12/31/13)
Ashland	28%	1%	~~22%~~	~~47%~~	~~60%~~
Proxy Peers [1]		(21%)	(6%)	26%	18%
S&P 400		(11%)	(1%)	25%	34%
S&P 400 Chemicals [2]		(22%)	(15%)	25%	29%
S&P 500	32%				

"Our Compensation Committee utilizes the entire S&P 500 index as our performance peer group (the "Performance Peer Group"). We believe the Performance Peer Group is an appropriate measure of our relative TSR" – ASH Proxy

- **Only when pushed by stockholders**
- **Not allowing shareholders to vote on Directors**

Ashland's Board and Management Team Are Executing on Well-Articulated Plan To Deliver Value

The board and management team have developed and executed on successful plan to deliver sustainable long-term shareholder value by transforming Ashland into pure-play specialty chemicals company

1. Strong execution of aggressive portfolio transformation and strategic plan that are driving results and leading to strong value creation
2. Recent initiatives implemented:
   - Further transform portfolio to pure specialty mix through sale of Composites segment and the butanediol (BDO) facility in Marl, Germany and the separation of Valvoline
   - Accelerate margin improvement through $120 million cost takeout program, which is driving more competitive advantage
3. Strong board composition with mix of key skills and balance of experiences, as well as new and refreshed views
4. Shareholder friendly and responsive governance
   - Recent understanding with Neuberger Berman regarding continued board refreshment and other governance enhancements
5. Strong relative total shareholder return performance
   - Since completion of Valvoline separation on May 12, 2017, Ashland's total shareholder return is 22% compared to (1%) for S&P 400 and (6%) for proxy peer mean over the same time period[1]

Nice Financial Engineering transaction – shifted $875mm of pension liability and dividend cash to ASH via $1bn of debt on VVV – but has not addressed operational issues at core business that have persisted for years

Always "ADJUSTED" &
"On Track" has been the case for the past 4 years for margin targets & will have to nearly DOUBLE annual FCF in 2020 & 2021 to reach targets LOW END of target

Ashland's Continued Plan to Drive Value

On May 1, 2017, shortly before Valvoline spin completion, Ashland communicated a comprehensive strategic plan with core levers to create shareholder value

2018 – 2021 Performance Targets

Adjusted EPS growth (CAGR)	Adjusted ASI EBITDA (%)	Adjusted free cash flow generation[2]
>15%	**>25%***	**$1B+**
On track: FY '18 Diluted EPS +198%[1] FY '18 Adjusted Diluted EPS +47%	On track	On track

- Actions to sustain and grow premium mix
  1. Evolve business portfolio
  2. Implement new market strategies
  3. Expand new and proprietary product sales[3] (NPI)
- Initiatives to improve competitiveness
  4. Asset utilization programs
  5. Price to value efforts
  6. SG&A inflation initiatives

7. Ensure CapEx plus changes in working capital <6.5% per year

No tangible updates on how they are tracking against these initiatives

"ADJUSTED" free cash is a new addition – Look at the original May 1, 2017 presentation, page 11

Note: Adjusted EPS growth, adjusted EBITDA and adjusted free cash flow are forward looking non-GAAP financial measures. See Slide 2 for an